Filed pursuant to 424(b)(3)
Registration No. 333-255376

ARES INDUSTRIAL REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 10 DATED DECEMBER 15, 2023
TO THE PROSPECTUS DATED APRIL 17, 2023

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Ares Industrial Real Estate Income Trust Inc. dated April 17, 2023, as supplemented by Supplement No. 1, dated April 17, 2023, Supplement No. 2, dated May 3, 2023, Supplement No. 3, dated May 15, 2023, Supplement No. 4, dated June 15, 2023, Supplement No. 5, dated July 17, 2023, Supplement No. 6, dated August 15, 2023, Supplement No. 7, dated September 15, 2023, Supplement No. 8, dated October 16, 2023, and Supplement No. 9, dated November 15, 2023 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	the transaction price and offering price for each class of our common stock for subscriptions to be accepted as of January 1, 2024;
●	the calculation of our November 30, 2023 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
●	the status of this offering;
●	updated information regarding distributions;
●	an update on our assets and performance;
●	updated information regarding our NAV calculation and valuation procedures;
●	updated information regarding share repurchase requests by or on behalf of the Advisor;
●	updated information regarding liquidity events;
●	an update to the risk factors;
●	an update to the “Forum for Certain Litigation” section of the Prospectus; and
●	updated experts information.
●	JANUARY 1, 2024 TRANSACTION PRICE

The transaction price for each share class of our common stock for subscriptions to be accepted as of January 1, 2024 (and distribution reinvestment plan issuances following the close of business on December 29, 2023 and share redemptions as of December 31, 2023) is as follows:

	Transaction Price	Offering Price
Share Class	(per share)	(per share)
Class T	$13.4390	$14.0723
Class D	$13.4390	$13.4390
Class I	$13.4390	$13.4390

The transaction price for each of our share classes is equal to such class’s NAV per share as of November 30, 2023. A calculation of the NAV per share is set forth in the section of this Supplement titled “November 30, 2023 NAV Per Share.” The offering price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

●	NOVEMBER 30, 2023 NAV PER SHARE

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.areswmsresources.com/investment-solutions/AIREIT and is also available on our toll-free, automated telephone line at (888) 310-9352. With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S. Inc., a third-party valuation firm, to serve as our independent valuation advisor (“Altus Group” or the “Independent Valuation Advisor”) with respect to helping us administer the valuation and review process for the real properties in our portfolio, providing monthly real property appraisals, reviewing annual third-party real property appraisals, providing monthly valuations of our debt-related assets (excluding DST Program Loans), reviewing the internal valuations of DST Program Loans and debt-related liabilities performed by Ares Commercial Real Estate Management LLC (our “Advisor”), providing quarterly valuations of our properties subject to master lease obligations associated with the DST Program, and assisting in the development and review of our valuation procedures.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”), which may be or were held directly or indirectly by the Advisor, our former sponsor, members or affiliates of our former sponsor, and third parties, and “Aggregate Fund NAV” means the NAV of all the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of November 30, 2023 and October 31, 2023:

	As of
(in thousands)	November 30, 2023	October 31, 2023
Investments in industrial properties	$8,672,500	$8,710,300
Investment in unconsolidated joint venture partnership	23,813	23,556
Investments in real estate debt and securities	175,739	169,005
DST Program Loans	192,782	189,386
Cash and cash equivalents	17,292	30,301
Other assets	72,622	52,559
Line of credit, term loans and mortgage notes	(3,406,899)	(3,341,438)
Secured financings on investments in real estate-related securities	(42,298)	(43,929)
Financing obligations associated with our DST Program	(1,541,379)	(1,529,328)
Other liabilities	(141,466)	(147,314)
Accrued performance participation allocation	—	—
Accrued fixed component of advisory fee	(5,883)	(5,959)
Aggregate Fund NAV	$4,016,823	$4,107,139
Total Fund Interests outstanding	298,893	301,956

The following table sets forth the NAV per Fund Interest as of November 30, 2023 and October 31, 2023:

		Class T	Class D	Class I
(in thousands, except per Fund Interest data)	Total	Shares	Shares	Shares	OP Units
As of November 30, 2023
Monthly NAV	$4,016,823	$2,398,478	$276,609	$1,227,606	$114,130
Fund Interests outstanding	298,893	178,472	20,583	91,346	8,492
NAV Per Fund Interest	$13.4390	$13.4390	$13.4390	$13.4390	$13.4390
As of October 31, 2023
Monthly NAV	$4,107,139	$2,500,209	$281,726	$1,209,691	$115,513
Fund Interests outstanding	301,956	183,815	20,713	88,936	8,492
NAV Per Fund Interest	$13.6018	$13.6018	$13.6018	$13.6018	$13.6018

Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe the Dealer Manager under the terms of the dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for the Fund Interests. As of November 30, 2023, we estimated approximately $68.2 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on our stockholders’ ability to redeem shares under our share redemption program and our ability to modify or suspend our share redemption program at any time. Our NAV generally does not reflect the potential impact of exit costs (e.g. selling costs and commissions related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold today. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

Our NAV is not a representation, warranty or guarantee that: (i) we would fully realize our NAV upon a sale of our assets; (ii) shares of our common stock would trade at our per share NAV on a national securities exchange; and (iii) a stockholder would be able to realize the per share NAV if such stockholder attempted to sell his or her shares to a third party.

The valuations of our real properties as of November 30, 2023, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties, were provided by the Independent Valuation Advisor in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table:

Weighted-
Average Basis
Exit capitalization rate	5.6%
Discount rate / internal rate of return	6.9%
Average holding period (years)	10.1

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties:

			Increase
			(Decrease) to
	Hypothetical		the Fair Value of Real
Input	Change		Properties
Exit capitalization rate (weighted-average)	0.25	% decrease	3.1%
	0.25	% increase	(2.9)%
Discount rate (weighted-average)	0.25	% decrease	2.0%
	0.25	% increase	(2.0)%

Prior to January 31, 2020, we valued our debt-related investments and real estate-related liabilities generally in accordance with fair value standards under GAAP. Beginning with our valuation for February 29, 2020, our property-level mortgages, corporate-level credit facilities, and other secured and unsecured debt that are intended to be held to maturity (which for fixed rate debt not subject to interest rate hedges may be the date near maturity at which time the debt will be eligible for prepayment at par for purposes herein), including those subject to interest rate hedges, were valued at par (i.e. at their respective outstanding balances). In addition, because we utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge is treated as one financial instrument which is valued at par if intended to be held to maturity. This policy of valuing at par applies regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes. Notwithstanding, if we acquire an investment and assume associated in-place debt from the seller that is above or below market, then consistent with how we recognize assumed debt for GAAP purposes when acquiring an asset with pre-existing debt in place, the liabilities used in the determination of our NAV will include the market value of such debt based on market value as of the closing date. The associated premium or discount on such debt as of closing that is reflected in our liabilities will then be amortized through loan maturity. Per our valuation policy, the corresponding investment is valued on an unlevered basis for purposes of determining NAV. Accordingly, all else equal, we would not recognize an immediate gain or loss to our NAV upon acquisition of an investment whereby we assume associated pre-existing debt that is above or below market. As of November 30, 2023, we classified all of our debt as intended to be held to maturity, and our liabilities included mark-to-market adjustments for pre-existing debt that we assumed upon acquisition.

●	STATUS OF THIS OFFERING

As of December 1, 2023, we had raised gross proceeds of approximately $1.7 billion from the sale of approximately 124.7 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $183.3 million. As of December 1, 2023, approximately $3.3 billion in shares remained available for sale pursuant to this offering, including approximately

$1.1 billion in shares available for sale through our distribution reinvestment plan. We may reallocate amounts between the primary offering and our distribution reinvestment plan.

●	DISTRIBUTIONS

We have declared monthly distributions for each class of our common stock. To date, each class of our common stock has received the same gross distribution per share. Monthly gross distributions were $0.05 per share for each share class for the month of November 2023 and were paid to all stockholders of record as of the close of business on November 30, 2023. The net distribution per share is calculated as the gross distribution per share less any distribution fees that are payable monthly with respect to Class T shares and Class D shares. Since distribution fees are not paid with respect to Class I shares, the net distributions payable with respect to Class I shares are equal to the gross distributions payable with respect to Class I shares. The table below details the net distributions for each class of our common stock for the period presented:

Net Distributions per Share
		Class T	Class D	Class I
Month	Pay Date	Share	Share	Share
November 2023	12/1/2023	$0.041	$0.047	$0.050
●	UPDATE ON OUR ASSETS AND PERFORMANCE

As of November 30, 2023, our leverage ratio was approximately 38.7% (calculated as outstanding principal balance of our borrowings, including secured financings on investments in real estate-related securities, less cash and cash equivalents, divided by the fair value of our real property, our net investment in an unconsolidated joint venture partnership, investments in real estate-related securities and debt-related investments not associated with the DST Program, as determined in accordance with our valuation procedures).

As of November 30, 2023, we directly owned and managed a real estate portfolio that included 256 industrial buildings totaling approximately 54.0 million square feet located in 29 markets throughout the U.S., with 431 customers, and was 93.6% occupied (94.0% leased) with a weighted-average remaining lease term (based on square feet) of 4.1 years. The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced.

Quarter-to-date through November 30, 2023, we raised gross proceeds of approximately $93.9 million, including proceeds from our distribution reinvestment plan and the sale of DST Interests (including $1.6 million of DST Interests financed by DST Program Loans). The aggregate dollar amount of common stock and OP Unit redemptions requested for October and November, which were redeemed in full on November 1, 2023 and December 1, 2023, respectively, was $101.2 million.

The following table sets forth the total returns for the periods ended November 30, 2023:

	Trailing One-Month (1)	Year-to-Date (1)	One-Year (Trailing 12-Months)(1)	Since NAV Inception Annualized (1)(2)(3)
Class T Share Total Return (without sales charge) (3)	(0.90)%	(9.39)%	(9.66)%	9.22%
Class T Share Total Return (with sales charge) (3)	(5.36)%	(13.47)%	(13.73)%	8.40%
Class D Share Total Return (3)	(0.85)%	(8.92)%	(9.15)%	10.35%
Class I Share Total Return (3)	(0.83)%	(8.72)%	(8.93)%	10.22%

(1)	Performance is measured by total return, which includes income and appreciation (i.e., distributions and changes in NAV) and reinvestment of all distributions (“Total Return”) for the respective time period. Past performance is not a guarantee of future results. Performance data quoted above is historical. Current performance may be higher or lower than the performance data quoted. Actual individual stockholder returns will vary. The returns have been prepared using unaudited data and valuations of the underlying investments in our portfolio, which are estimates of fair value and form the basis for our NAV. Valuations based upon unaudited or estimated reports from the underlying investments may be subject to later adjustments or revisions, may not correspond to realized value and may not accurately reflect the price at which assets could be liquidated on any given day.
(2)	The inception date for Class I shares and Class T shares was November 1, 2017, which is when shares of our common stock were first issued to third-party investors in our initial public offering. The inception date for Class D shares (formerly designated as Class W shares) was July 2, 2018, which is when Class D shares of common stock were first issued to third-party investors.
(3)	The Total Returns presented are based on the actual NAVs at which stockholders transacted, calculated pursuant to our valuation procedures. With respect to the “Class T Share Total Return (with sales charge),” the Total Returns are calculated assuming the stockholder also paid the maximum upfront selling commission, dealer manager fee and ongoing distribution fees in effect during the time period indicated. With respect to “Class T Share Total Return (without sales change),” the Total Returns are calculated assuming the stockholder did not pay any upfront selling commission or dealer manager fee, but did pay the maximum ongoing distribution fees in effect during the time period indicated. From NAV inception to January 31, 2020, these NAVs reflected mark-to-market adjustments on our borrowing-related debt instruments and our borrowing-related interest rate hedge positions. See Item 5 in Part II of our Annual Report on Form 10-K for the year ended December 31, 2022 for additional information on the impact of not continuing to mark these instruments to market on the calculation of our Total Returns.
●	NET ASSET VALUE CALCULATION AND VALUATION PROCEDURES

Our board of directors amended our Net Asset Value Calculation and Valuation Procedures, which we refer to as our valuation procedures, in order to, among other things, clarify certain of the procedures followed in the calculation of the NAV with respect to our debt-related assets and unconsolidated investments. Set forth below are updates to the “Net Asset Value Calculation and Valuation Procedures” section of the Prospectus, reflecting the amended valuation procedures.

1.	The following supersedes and replaces the third paragraph under the caption “Net Asset Value Calculation and Valuation Procedures” on page 9 of the Prospectus in the section titled “Prospectus Summary:”

As a public company, we are required to issue financial statements generally based on historical cost, although we may elect a fair value option for reporting certain of our financial assets and liabilities, in accordance with GAAP. To calculate our NAV for the purpose of establishing a purchase and redemption price for our shares, we have adopted policies and procedures, which adjust the values of certain of our assets and liabilities from historical cost to fair value. NAV is not a measure used under GAAP and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV differs from GAAP. As a result, our NAV should not be considered equivalent to stockholders’ equity or any other GAAP measure. See “Net Asset Value Calculation and Valuation Procedures” for more details regarding our NAV per share calculations.

2.	The following supersedes and replaces the content under the caption “Overview” beginning on page 203 of the Prospectus in the section titled “Net Asset Value Calculation and Valuation Procedures—Valuation Policy:”

Our board of directors, including a majority of our independent directors, has adopted these valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. As a public company, we are required to issue financial statements generally based on historical cost, although we may elect a fair value option for reporting certain of our financial assets and liabilities, in accordance with GAAP. To calculate our NAV for the purpose of establishing a purchase and redemption price for our shares, we have adopted policies and procedures, which adjust the values of certain of our assets and liabilities from historical cost to fair value, as described below. As a result, our NAV may differ from the amount reported as stockholders’ equity on the face of our financial statements prepared in accordance with GAAP. The fair values of our assets and certain liabilities are determined using widely accepted methodologies and, as appropriate, the GAAP principles within the FASB Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures and are used by ALPS in calculating our NAV and NAV per share. However, our valuation procedures and our NAV are not subject to GAAP and will not be subject to independent audit. Our NAV may differ from total equity or stockholders’ equity reflected on our audited financial statements, even if we are required to fully adopt a fair value basis of accounting for GAAP financial statement purposes in the future. Furthermore, no rule or regulation requires that we calculate NAV in a certain way. Although we believe our NAV calculation methodologies are consistent with standard industry principles, there is no established practice among public REITs, whether listed or not, for calculating NAV in order to establish a purchase and redemption price. As a result, other public REITs may use different methodologies or assumptions to determine NAV.

3.	The following supersedes and replaces the first paragraph under the caption “Independent Valuation Advisor” on page 204 of the Prospectus in the section titled “Net Asset Value Calculation and Valuation Procedures—Valuation Policy:”

With the approval of our board of directors, including a majority of our independent directors, we have engaged our Independent Valuation Advisor with respect to providing monthly real property appraisals and valuations for certain of our debt-related assets, reviewing annual third-party real property appraisals, reviewing the Advisor’s internal valuations of loans associated with our DST Program and debt-related liabilities, helping us administer the valuation and review process described under “Real Property” below for the real properties in our portfolio, and assisting in the development and review of the valuation procedures contained herein. Altus Group is a multidisciplinary provider of independent, commercial real estate appraisal, consulting, technology, and advisory services with multiple offices around the world, including in the United States, Canada, Europe and Asia Pacific. Altus Group is not affiliated with us or the Advisor. The compensation we pay to our Independent Valuation Advisor is not based on the estimated values of our assets or liabilities. Our board of directors, including a majority of our independent directors, may replace our Independent Valuation Advisor at any time. We will promptly disclose any changes to the identity or role of our Independent Valuation Advisor in this prospectus and in reports we publicly file with the SEC.

4.	The following supersedes and replaces the first paragraph under the caption “Real Property” on page 205 of the Prospectus in the Section titled “Net Asset Value Calculation and Valuation Procedures—Valuation Policy:”

The overarching principle of the real property appraisal process is to produce real property appraisals that represent credible estimates of fair value. The estimate of fair value developed in the appraisals of our real properties may not always reflect, or may materially differ from, the value at which we would agree to buy or sell such assets. Further, we do not undertake to disclose the value at which we would be willing to buy or sell our real properties to any prospective or existing investor.

5.	The following supersedes and replaces the third paragraph under the caption “Real Property” on page 205 of the Prospectus in the section titled “Net Asset Value Calculation and Valuation Procedures—Valuation Policy:”

Additionally, each real property is appraised each calendar month by our Independent Valuation Advisor, and such appraisals are reviewed by the Advisor.

6.	The following supersedes and replaces the first paragraph under the caption “Real Estate-Related Assets and Other Assets” on page 207 of the Prospectus in the section titled “Net Asset Value Calculation and Valuation Procedures—Valuation Policy:”

Real Estate-Related Assets that are not restricted as to salability or transferability are fair valued monthly by our Advisor or another credible pricing source based on publicly available information. Generally, to the extent the information is available, such Real Estate-Related Assets are valued at the last trade of such securities that was executed at or prior to closing on the valuation day or, in the absence of such trade, the last ‘‘bid’’ price. The value of these Real Estate-Related Assets that are restricted as to salability or transferability may be adjusted by the pricing source for a liquidity discount. In determining the amount of such discount, consideration is given to the nature and length of such restriction and the relative volatility of the market price of the asset.

7.	The following supersedes and replaces the third paragraph under the caption “Real Estate-Related Assets and Other Assets” on page 207 of the Prospectus in the section titled “Net Asset Value Calculation and Valuation Procedures—Valuation Policy:”

Other assets also include individual investments in mortgages, mortgage participations, mezzanine loans, as well as certain determined preferred equity investments (collectively, “Loan Assets”), and loans associated with our DST Program (as described under the “Valuation of Assets and Liabilities Associated with the DST Program” heading below) that are included in our determination of NAV at estimated fair value using widely accepted valuation methodologies.

8.	The following supersedes and replaces the fifth paragraph under the caption “Real Estate-Related Assets and Other Assets” on page 207 of the Prospectus in the section titled “Net Asset Value Calculation and Valuation Procedures—Valuation Policy:”

The Independent Valuation Advisor provides the monthly valuations of Loan Assets. Notwithstanding, newly acquired or originated Loan Assets are initially valued at cost, which is expected to represent fair value at that time. Each newly acquired or originated Loan Asset will be valued by the Independent Valuation Advisor within three months following the month of acquisition or origination, and thereafter will be subject to the regular monthly valuation process described above. The Independent Valuation Advisor generally does not act as the third-party pricing source for the remaining other assets described in this section, although it may, under certain circumstances, be engaged to do so.

9.	The following supersedes and replaces the caption “Liabilities, Excluding Property-Level Mortgages, Corporate-Level Credit Facilities and Interest Rate Hedges” on page 207 of the Prospectus in the section titled “Net Asset Value Calculation and Valuation Procedures—Valuation Policy:”

Liabilities, Excluding Property-Level Mortgages, Corporate-Level Credit Facilities, Other Secured and Unsecured Debt, and Interest Rate Hedges

10.	The following supersedes and replaces the caption “Liabilities—Property Level Mortgages, Corporate-Level Credit Facilities and Interest Rate Hedges” on page 208 of the Prospectus in the section titled “Net Asset Value Calculation and Valuation Procedures—Valuation Policy” and the first, second, third and fourth paragraphs under such caption:

Liabilities - Property-Level Mortgages, Corporate-Level Credit Facilities, Other Secured and Unsecured Debt, and Interest Rate Hedges

Our property-level mortgages, corporate-level credit facilities, and other secured and unsecured debt that are intended to be held to maturity, including those subject to interest rates hedges, are valued at par (i.e. at their respective outstanding balances) by the Advisor. Because we often utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge are treated as one financial instrument which are valued at par if intended to be held to maturity (which for fixed rate debt not subject to interest rate hedges may be the date near maturity at which time the debt will be eligible for prepayment at par for purposes herein). This policy of valuing at par will apply regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes. Notwithstanding, if we acquire an investment and assume associated in-place debt from the seller that is above or below market, then consistent with how we recognize assumed debt for GAAP purposes when acquiring an asset with pre-existing debt in place, the liabilities used in the determination of our NAV will include the market value of such debt. The associated premium or discount on such debt as of closing that is reflected in our liabilities will then be amortized through loan maturity. Per the Real Property valuation policy described above, the corresponding investment is valued on an unlevered basis for purposes of determining NAV. Accordingly, all else equal, we would not recognize an immediate gain or loss to our NAV upon acquisition of an investment whereby we assume associated pre-existing debt that is above or below market.

Our property-level mortgages, corporate-level credit facilities, and other secured and unsecured debt that are not intended to be held to maturity (in conjunction with any associated interest rate hedges that are not intended to be held to maturity) are fair valued by the Advisor using widely accepted valuation methodologies based on information provided by various qualified third-party valuation experts and data sources. Our Independent Valuation Advisor will review the Advisor’s fair value estimates for the property-level mortgages and corporate-level credit facilities that are not intended to be held to maturity, excluding any impacts from interest rate hedges.

Estimated prepayment penalties will not factor into the valuation of our debt unless an interest rate hedge is definitively not intended to be held to maturity, in which case a hedge mark to market adjustment will be made at such time using a third-party pricing source.

Debt that is not intended to be held to maturity means any property-level mortgages that we definitively intend to prepay or transfer in association with any asset considered as held-for-sale from a GAAP perspective, other property-level mortgages or corporate-level credit facilities that we definitively intend to prepay, or any interest rate hedge that we definitively intend to terminate.

11.	The following supersedes and replaces the content under the caption “Estimated NAV of Unconsolidated Investments” on page 209 of the Prospectus in the section titled “Net Asset Value Calculation and Valuation Procedures—Valuation:”

Excluding investments that are bought or sold during a given calendar year, each investment held through a joint venture or partnership that is considered an unconsolidated investment will be appraised by an Independent Appraisal Firm at least once per calendar year for purposes of determining our NAV. For valuations during interim periods, not less frequently than quarterly, either 1)

the Advisor or a qualified third party that we engage will determine the estimated fair value of the investments owned by unconsolidated affiliates, or 2) we will utilize interim valuations determined pursuant to valuation policies and procedures established for such joint ventures or partnerships. The Advisor will also determine the fair value of any other applicable assets and liabilities of the joint venture using similar practices that we utilize for our consolidated portfolio. Once the associated fair values of assets and liabilities are determined, the value of our interest in any joint venture or partnership is then determined by using a hypothetical liquidation calculation based on our ownership percentage of the joint venture or partnership’s estimated NAV. If deemed an appropriate alternative to fair valuing applicable assets and liabilities individually, unconsolidated assets and liabilities held in a joint venture or partnership that acquires multiple investments over time may be valued as a single investment within the third-party appraisals that we receive or for interim valuations that are performed. The value of our interest in any joint venture or partnership that is a minority interest or is restricted as to salability or transferability may reflect or be adjusted for a minority or liquidity discount. In determining the amount of such discount, consideration may be given to a variety of factors, including, without limitation, the nature and length of such restriction.

Our Independent Valuation Advisor is generally not responsible for providing monthly appraisals of unconsolidated investments or reviewing third-party appraisals of unconsolidated investments; however, it may be engaged to do so.

12.	The following is added as the final sentence to the paragraph under the caption “Probability-Weighted Adjustments” on page 209 of the Prospectus in the section titled “Net Asset Value Calculation and Valuation Procedures—Valuation:”

Our Independent Valuation Advisor is not responsible for determining or reviewing these adjustments.

13.	The following supersedes and replaces the third paragraph under the caption “NAV and NAV per Share Calculation” on page 210 of the Prospectus in the section titled “Net Asset Value Calculation and Valuation Procedures—Valuation:”

Our most significant source of income is property-level net operating income. We accrue revenues and expenses on a monthly basis based on actual leases and operating expenses in that month. For the first month following a real property acquisition, we will calculate and accrue net operating income with respect to such property based on the performance of the property before the acquisition and the contractual arrangements in place at the time of the acquisition, as identified and reviewed through our due diligence and underwriting process in connection with the acquisition. For NAV calculation purposes, organization and offering costs incurred as part of our corporate-level expenses related to our primary offering and offerings made pursuant to our DST Program reduce NAV as incurred, with the exception of organization and offering costs associated with DST Program offerings that were launched on or before August 31, 2023, which reduce NAV on a monthly basis ratably over a two-year period following the completion of each respective DST offering.

14.	The following supersedes and replaces the content under the caption “Oversight by our Board of Directors” on page 211 of the Prospectus in the section titled “Net Asset Value Calculation and Valuation Procedures—Valuation:”

All parties engaged by us in connection with our valuation procedures, including Altus Group, ALPS and our Advisor, are subject to the oversight of our board of directors. As part of this process, our Advisor reviews the estimates of the fair values of our real properties, Real Estate-Related Assets, and other assets and liabilities within our portfolio for consistency with our valuation guidelines and the overall reasonableness of the valuation conclusions, and informs our board of directors of its conclusions. Although Third-Party Appraisal Firms, our Independent Valuation Advisor, or other pricing sources may consider any comments received from us or our Advisor or other valuation sources for their individual valuations, the final estimated fair values of our real properties are determined by our Independent Valuation Advisor in their appraisals, and the final estimates of fair values of our Real Estate-Related Assets, our other assets, and our liabilities are determined by the applicable pricing source as described above. With respect to the valuation of our real properties, our Independent Valuation Advisor provides our board of directors with periodic valuation reports and is available to meet with our board of directors to review valuation information, as well as our valuation guidelines and the operation and results of the valuation process generally. Our board of directors has the right to engage additional valuation firms and pricing sources to review the valuation process or valuations, if deemed appropriate.

●	SHARE REPURCHASE REQUESTS BY OR ON BEHALF OF THE ADVISOR

The following supersedes and replaces each of (i) the last paragraph on page 23 of the Prospectus, (ii) the first full paragraph on page 169 of the Prospectus and (iii) the second to last paragraph on page 184 of the Prospectus:

In lieu of cash, the Advisor may elect to receive the payment of its fees and the reimbursement of its expenses in shares of our common stock or OP Units, in any class of its choice. Any such shares or OP Units will be valued at the NAV per share or OP Unit applicable to such shares or OP Units on the issue date. Such shares will not be subject to the Early Redemption Deduction under our share redemption program, but in all other respects, including with respect to the monthly and quarterly caps outlined in our share redemption program, share repurchase requests by or on behalf of the Advisor will be treated the same as share repurchase requests from other stockholders.

●	Liquidity Events

The following supersedes and replaces each of (i) the last sentence of the first paragraph on page 12 of the Prospectus and (ii) the last sentence of the paragraph in the section titled “Description of Capital Stock—Liquidity Events” on page 236 of the Prospectus:

For purposes hereof, “Liquidity Event” includes, but is not limited to: (i) a listing of our common stock on a national securities exchange; (ii) our sale, merger, or other transaction in which our stockholders receive, or have the option to receive, cash, securities redeemable for cash, and/or securities of a publicly traded company; and (iii) the sale of all or substantially all of our assets where our stockholders either receive, or have the option to receive, cash or other consideration. In the event that stockholders receive securities redeemable for cash that are not listed on a stock exchange, such event will only be deemed a Liquidity Event if the non-listed securities received may be redeemed immediately upon the close of the transaction at the election of the holder.

Securities that may be “redeemed immediately” may include non-listed shares subject to redemption programs that are limited by caps, or that may be modified or suspended in the future.

●	RISK FACTORS

The following supersedes and replaces the risk factor titled “Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees” on page 77 of the Prospectus:

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland shall be the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders with respect to our company, our directors, our officers or our employees (we note we currently have no employees). This choice of forum provision will not apply to “securities law claims” which are (i) claims arising under the Securities Act or the Exchange Act and (ii) actions arising out of, or in connection with, the sale of securities in, or the violation of the laws of, the states and U.S. territories and districts in which our shares are sold (such states, territories and districts the “Relevant Jurisdictions”). As required in connection with our registration of this offering in the Relevant Jurisdictions, we have appointed officials in the Relevant Jurisdictions upon whom may be served any notice, process or pleading in any action or proceeding against us arising out of, or in connection with, the sale of securities in the Relevant Jurisdictions or arising out of a violation of the laws of the Relevant Jurisdictions. We have also consented that any such action or proceeding may be commenced in any court of competent jurisdiction and proper venue within the Relevant Jurisdictions by service of process upon the respective official of the applicable Relevant Jurisdiction with the same effect as if we were organized or created under the laws of the Relevant Jurisdiction and have been lawfully served with process in the Relevant Jurisdiction. The inapplicability of this choice of forum provision to securities law claims will not cause this choice of forum provision to be inapplicable to other types of claims, whether they are brought concurrently with, before or after securities law claims.

This choice of forum provision may limit a stockholder’s ability to bring a claim other than a securities law claim in a judicial forum that the stockholder believes is favorable for disputes with us or our directors, officers or employees, which may discourage meritorious claims from being asserted against us and our directors, officers and employees. Alternatively, if a court were to find this provision of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

●	FORUM FOR CERTAIN LITIGATION

The following supersedes and replaces the “Description of Capital Stock—Forum for Certain Litigation” section on page 240 of the Prospectus:

Forum for Certain Litigation

Our bylaws provide that the Circuit Court for Baltimore City, Maryland, shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of any duty owed by any director or officer or employee of the Company to us or to our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Maryland General Corporation Law or our charter or bylaws, or (iv) any action asserting a claim that is governed by the internal affairs doctrine, and any record or beneficial stockholder of the Company who commences such an action shall cooperate in a request that the action be assigned to the court’s Business and Technology Case Management Program. This choice of forum provision will not apply to “securities law claims” which are (i) claims arising under the Securities Act or the Exchange Act and (ii) actions arising out of, or in connection with, the sale of securities in, or the violation of the laws of, the Relevant Jurisdictions. As required in connection with our registration of this offering in the Relevant Jurisdictions, we have appointed officials in the Relevant Jurisdictions upon whom may be served any notice, process or pleading in any action or proceeding against us arising out of, or in connection with, the sale of securities in the Relevant Jurisdictions or arising out of a violation of the laws of the Relevant Jurisdictions. We have also consented that any such action or proceeding may be commenced in any court of competent jurisdiction and proper venue within the Relevant Jurisdictions by service of process upon the respective official of the applicable Relevant Jurisdiction with the same effect as if we were organized or created under the laws of the Relevant Jurisdiction and have been lawfully served with process in the Relevant Jurisdiction. The inapplicability of this choice of forum provision to securities law claims will not cause this choice of forum provision to be inapplicable to other types of claims, whether they are brought concurrently with, before or after securities law claims.

●	EXPERTS

The statements included in this Supplement under the section titled “November 30, 2023 NAV Per Share” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this Supplement given the authority of such advisor as experts in real estate valuations.